

January 16, 2014

Via Email
Henry L. Guy
President and Chief Executive Officer
Modern Holdings Incorporated
89 Summit Avenue
Summit, NJ 07901

>   **Re: Modern Holdings Incorporated**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 31, 2013**
>   **CIK No. 941436**

Dear Mr. Guy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where prior comments are referenced, they refer to our letter dated October 30, 2013.

General

1.   In your response letter, please more fully describe the June 1999 reorganization though which GU-INC became a wholly-owned subsidiary of Great Universal LLC and Modern Holdings became a majority owned subsidiary of Great Universal. Identify the parties to the reorganization and the securities that were issued or exchanged in the transactions among the parties. Please tell us whether securities issuances in the transaction were registered or believed exempt from registration. If an exemption was relied upon, describe the basis of the belief the issuances were exempt. More fully explain the effect of the reorganization on the rights and obligations of the issuer of the warrants as well as the rights of the warrant holders. Finally, please tell us the entity whose shareholders voted in approval or provided consents to the reorganization.

2.   Please provide a legal analysis in your response of whether a new class of warrants was issued through the Assignment and Assumption Agreement entered on June 21, 1999.

Directors and Executive Officers

Director Independence, page 37

3.   We note the disclosure added in response to prior comment 18. Please further update your disclosure to provide all information required by Item 407(a) of Regulation S-K. We note as an example that you have not identified the definition used in determining that all your directors are independent. See Item 407(a)(1)(ii) of Regulation S-K.

4.   We acknowledge your response to prior comment 19. It appears you should provide additional disclosure for Mr. Guy that is responsive to the requirements of Item 401(f)(1) of Regulation S-K. Please revise or advise.

Executive Compensation, page 38

5.   Please update this section to provide compensatory information relating to 2013, your last fiscal year as that term is used in Item 402 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 39

6.   Consistent with the preceding comment, update this section to present information for the most recently completed fiscal year, 2013.

Security Ownership of Certain Beneficial Owners and Management, page 43

7.   We acknowledge the revisions made in response to prior comment 21, however, footnotes 2 and 4 continue to retain disclaimers of beneficial ownership. As noted in prior comment 21, beneficial ownership disclosure in this table is based on voting and/or investment power. Please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. Alternatively, delete the disclaimers.

8.   We acknowledge your response to prior comment 22, however, beneficial ownership disclosure in this table is not limited solely to officers and directors of the registrant. See Item 403(a) of Regulation S-K and Instruction 2 to Item 403 of Regulation S-K. Please revise to disclose the names of all persons who have shared voting and/or investment power over the securities owned by Brookstone Partners LLC or provide a legal analysis supporting your belief that you are not required to do so.

Note 2 – Summary of Significant Accounting Policies

Available-For-Sale Investments of a Related Party, page F-10

9.   We note from your response to prior comment 25 that you recognized a gain of $612,817 upon the transfer of related party equity securities to an affiliate in satisfaction of amounts owed to the affiliate. Please tell us how you determined that gain recognition was appropriate when the transfer was to a related party.

Note 10 –Income Taxes, page F-29

10.   We note your response to prior comment 28. Please explain why the balance for the unrecognized tax benefit equals the deferred asset amount recorded as a result of the NOL. Tell us how you measured the unrecognized tax benefits. We refer you to ASC 740-10-25-16. Indicate how you measured the amount of recognized tax benefit. We refer you to ASC 740-10-55-3. Describe the nature of the uncertainty in your tax position and explain why you believe your tax position might not be sustained upon examination. We refer you to ASC 740-10-55-99. Paragraph ASC 740-10-30-7 addresses whether benefits can be realized upon settlement with a taxing authority.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Puttable Noncontrolling Interest, page F-37

11.   We note that in July and September 2013 28.5% of the noncontrolling interest were put to you and that you believe the liability recorded on the balance sheet is "sufficient for any subsequent payments." Tell us how you accounted for exercise of the put and describe how you determined the redemption amount. Please provide us with that amount and reconcile any difference between that amount and the put noncontrolling interest balance as of September 30, 2013.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        James T. Seery, Esq.
        LeClairRyan, A Professional Corporation